Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 11 DATED DECEMBER 16, 2024
TO THE PROSPECTUS DATED APRIL 10, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated April 10, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of January 1, 2025;
•to disclose the calculation of our November 30, 2024 net asset value (“NAV”) per share for all share classes;
•to disclose certain other updates to our Prospectus; and
•to provide an update on the status of our Offering.
Investment Portfolio Updates
As of November 30, 2024, our portfolio, based on the NAV of our investments, consisted of 92% real estate properties and 8% real estate-related loans and securities. NAV is measured as the fair value of our investments less any mortgages or debt obligations related to such investments.
As of November 30, 2024, our real estate properties, based on the total asset value of our properties measured at fair value, consisted of rental housing (69%), net lease (24%), logistics (5%) and office (2%).

January 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2025 (and repurchases as of December 31, 2024) is as follows:

Transaction Price (per share)
Class S	$10.8872
Class I	$10.9920
Class D	$11.0910
Class T	$10.9920
The January 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class. The transaction price per Class T share is equal to our Class I transaction price since no Class T shares are outstanding.
November 30, 2024 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2024 along with the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class T, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2024 ($ and shares/units in thousands):

Components of NAV	November 30, 2024
Investments in real estate	$1,807,320
Investments in real estate-related loans and securities	73,840
Investments in unconsolidated entities	82,830
Cash and cash equivalents	20,703
Restricted cash	10,322
Other assets	11,961
Debt obligations	(1,062,241)
Accrued stockholder servicing fees(1)	(222)
Management fee payable	(882)
Dividend payable	(4,704)
Subscriptions received in advance	(1,294)
Other liabilities	(36,920)
Non-controlling interests in joint ventures	(19,884)
Net asset value	$880,829
Number of shares/units outstanding	80,629

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of November 30, 2024, we had accrued under GAAP approximately $17.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of November 30, 2024, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2024 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$304,835	$163,426	$1,409	$—	$95,584	$14,617	$276,156	$24,802	$880,829
Number of shares/units outstanding	27,999	14,868	127	—	8,922	1,331	25,123	2,259	80,629
NAV per share/unit as of November 30, 2024	$10.8872	$10.9920	$11.0910	$—	$10.7129	$10.9805	$10.9920	$10.9805

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of November 30, 2024, we had not sold any Class T shares.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.2%	5.8%
Net Lease	6.9%	5.9%
Logistics	7.1%	6.0%
Office	8.3%	7.5%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Rental Housing Investment Values	Net Lease Investment Values	Logistics Investment Values	Office Investment Values
Discount Rate	0.25% Decrease	2.1%	2.2%	2.0%	1.9%
(weighted average)	0.25% Increase	(2.0)%	(2.1)%	(2.0)%	(1.9)%
Exit Capitalization Rate	0.25% Decrease	2.8%	2.8%	2.8%	2.2%
(weighted average)	0.25% Increase	(2.6)%	(2.6)%	(2.7)%	(1.9)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of October 31, 2024 ($ and shares/units in thousands):

Components of NAV	October 31, 2024
Investments in real estate	$1,804,980
Investments in real estate-related loans and securities	81,673
Investments in unconsolidated entities	83,177
Cash and cash equivalents	19,226
Restricted cash	9,745
Other assets	19,055
Debt obligations	(1,070,355)
Accrued stockholder servicing fees(1)	(231)
Management fee payable	(890)
Dividend payable	(4,725)
Subscriptions received in advance	(976)
Other liabilities	(40,040)
Non-controlling interests in joint ventures	(12,150)
Net asset value	$888,489
Number of shares/units outstanding	80,977

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of October 31, 2024, we had accrued under GAAP approximately $18.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of October 31, 2024, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of October 31, 2024 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class E OP Units(2)	Total
Net asset value	$306,852	$449,687	$1,414	$—	$91,175	$38,430	$931	$888,489
Number of shares/units outstanding	28,066	40,738	127	—	8,476	3,485	85	80,977
NAV Per Share/Unit as of October 31, 2024	$10.9331	$11.0385	$11.1365	$—	$10.7570	$11.0273	$11.0273

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of October 31, 2024, we had not sold any Class T shares.

Prospectus Update
SS&C GIDS, Inc.'s overnight contact information set forth in the “Questions and Answers About This Offering” and the “Share Repurchases” sections of the Prospectus is hereby deleted and replaced with the following:
Overnight Address:
SS&C GIDS, Inc.
801 Pennsylvania Ave
Suite 219663
Kansas City, MO 64105-1407

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold in this Offering (i) 33,667,778 shares of our common stock in our primary offering for total proceeds of $438,247,365 and (ii) 3,075,051 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $38,317,326. We intend to continue selling shares in the Offering on a monthly basis.